UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No. 333-146758

(Check One)     ☐ Form 10-K       ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q      ☐ Form 10-D     ☐ Form N-CEN      ☐ Form N-CSR

For Period Ended: August 31, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CANNABIS BIOSCIENCE INTERNATIONAL HOLDINGS, INC.

Full Name of Registrant

229 County Road 1988

Address of Principal Executive Office (Street and Number)

Yantis, TX 75497

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The financial information to be contained in the Registrant's Quarterly Report on Form 10-Q for the quarter ended August 31, 2026, cannot be analyzed and completed on a timely basis.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Dante Picazo	214	733-0868
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No.

The Registrant’s Annual Report on Form 10-K for the year ended May 31, 2026, has not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes No ☐

The Company anticipates that it will report revenues and gross profit of approximately $1,000 for the quarter ended August 31, 2026, compared with revenues and gross profit of $24,200 and $16,057 for the quarter ended August 31, 2025, principally because its clinical-trial business, which was terminated on July 31, 2026, is no longer generating revenue. The Company anticipates that it will report an operating loss of approximately $135,000 and a net loss of approximately $172,000 for the quarter ended August 31, 2026, compared with an operating loss of $74,784 and a net loss of $82,645 for the quarter ended August 31, 2025. The increase in operating loss is principally due to increases in officer compensation of $46,000 and share-based compensation of $45,000, which were offset by decreases of approximately $10,000, $31,000 and $11,000 in general and administrative, contract labor and rent, respectively. The increase in net loss is due to an increase in interest of approximately $19,000. The increase in net loss also reflects an increase in interest expense of approximately $19,000 and the absence of a net gain of approximately $9,500 from derivative liabilities and discount amortization recognized in the prior-year quarter.

The above results have not been reviewed by the Registrant’s independent registered public accounting firm, and may change as a result of such review. In addition, the Registrant has not yet completed the audit of its financial statements for the fiscal year ended May 31, 2026; as a result, the financial statements to be included in its Quarterly Report on Form 10-Q for the quarter ended August 31, 2026, cannot be completed.

The Company cannot assure that the quarterly reports will be filed within the extension period.

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CANNABIS BIOSCIENCE INTERNATIONAL HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2026	By:	/s/ Dante Picazo Chief Executive Officer (principal executive officer and principal accounting officer)

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